Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No. for Registration Statement on Form S-4: 333-206649

On October 22, 2015 Gaming and Leisure Properties, Inc. (the “Company”) disclosed the information below in a Current Report on Form 8-K. As used below (i) “AFFO” means Adjusted Funds from Operations, defined as Funds from Operations, as defined by NAREIT, excluding stock based compensation expense, debt issuance costs amortization, other depreciation and straight-line rent adjustments, reduced by capital maintenance expenditures and (ii) “Adjusted EBITDA” means Adjusted Earnings Before Interest Taxes Depreciation and Amortization, defined as net income excluding interest, taxes on income, depreciation, (gains) or losses from sales of property, stock based compensation expense and straight-line rent adjustments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

This filing describes certain adjustments that the Company is making in the course of restating certain of its prior period financial statements. The adjustments described in this Current Report on Form 8-K will have no net impact on the following indicators of the Company’s performance:

•	Historical and Projected AFFO and AFFO per Diluted Common Share

•	Historical and Projected Cash Flow

•	Historical and Projected Adjusted EBITDA

•	Historical and Projected Dividend Distributions

Additionally, (i) the Company does not believe the restatements will impact its compliance with the regulatory requirements related to its gaming licenses, (ii) the Company expects that it will continue to be in compliance with the financial maintenance covenants under its credit facilities and notes after giving effect to the restatements and (iii) the Company is unaware of any evidence that the restatement is due to any material noncompliance by any employee, officer or director of the Company, as a result of misconduct, with any financial reporting requirements under securities law.

Upon the completion of the 2013 spin-off of the Company from Penn National Gaming, Inc. (“Penn”), the Company and Penn entered into a master lease (the “Master Lease”) pursuant to which the Company leases certain real estate assets to Penn for use by its subsidiaries. The Master Lease is a triple-net operating lease with an initial term of 15 years with no purchase option, followed by four 5-year renewal options (exercisable by Penn) on the same terms and conditions.

Prior to commencement of the Master Lease, the Company reviewed its accounting treatment for the Master Lease with its independent registered public accounting firm, Ernst & Young, LLP (“Ernst and Young”). At that time, management concluded that the portion of the rent under the Master Lease classified as percentage rent and subject to re-sets every five years should be recognized as revenue as received during the first five years of the lease when such rent was known. Consistent with authoritative accounting guidance, the Company did not recognize any revenues, or include in minimum lease payments, the percentage rent attributable to periods after year five, as the amount was to be re-set to an amount that was dependent on the tenant’s future performance and as such was classified as contingent rent. After consultation with Ernst & Young at such time, the Company believed this to be the proper accounting treatment and received unqualified audit opinions on its financial statements for the years ended December 31, 2014 and December 31, 2013, respectively. Additionally, the Company received consent from Ernst & Young to incorporate these opinions by reference in the Company’s preliminary Registration Statement on Form S-4 (Commission File No. 333-206649) filed with the SEC on August 28, 2015. Upon Ernst & Young’s reconsideration of judgments made with respect to technical accounting interpretations of the unique terms of the Master Lease, the Company and Ernst & Young undertook a further review of the Master Lease and conducted additional analysis of the pertinent provisions of the
Master Lease and the accounting literature. Following this review and in consultation with Ernst & Young, management has concluded that the percentage rent that was known at the lease commencement date should have been recorded on a straight-line basis over the initial non-cancelable lease term and any reasonably assured renewals terms.

As a result of this conclusion, the Company is restating its consolidated financial statements for the impacted periods and will reduce rental revenues during the first five years of the Master Lease and increase rental revenues over the remaining 30 years of the lease. Concurrent with the reduction in recognized rental revenues during the first five years of the Master Lease, the Company will add a deferred rent liability of the same amount to its balance sheet. The amount of the rent deferrals for the years ended December 31, 2013 and 2014 is approximately $6.7 million and $44.9 million, respectively. The expected impact of the rent deferral on the previously announced revenue guidance for the full year ending December 31, 2015 is approximately $55.8 million. This deferred rent liability will be amortized over the remainder of the 35 year lease term on a straight-line basis by recognizing rental revenue, thus changing only the timing of the Company’s revenue recognition.

Accordingly, while the timing of the Company’s revenue recognition will be changed as a result of this revised accounting treatment, this adjustment is non-cash and the restatement does not impact the economic terms or substance of the Master Lease, including the amount of rent paid or to be paid by the tenant. The Company is not and will not be obligated in the future to return the cash rent received from the tenant in connection with this change in accounting treatment.

On October 20, 2015, the Audit and Compliance Committee of the Company’s Board of Directors, its executive management and its independent registered public accounting firm met to discuss the matters disclosed in this Current Report on Form 8-K. The Company, together with the Audit and Compliance Committee, concluded that it will be necessary to restate the Company's audited financial statements for the two fiscal years ended December 31, 2014 and 2013 included in the Company’s Annual Report on Form 10-K and interim financial statements for the fiscal quarters ended March 31, 2014, June 30, 2014, September 30, 2014, March 31, 2015 and June 30, 2015, and as a result, those financial statements should no longer be relied upon. Additionally, management’s report on internal controls over financial reporting for the year ended December 31, 2014, Ernst & Young’s opinion on the consolidated financial statements for each of the two years in the period ended December 31, 2014, as well as Ernst & Young’s opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 should also no longer be relied upon. As the Company was spun-off from Penn on November 1, 2013 and did not exist in its current form prior to that date, financial statements prior to the Spin-Off date will not be restated.

The Company has set a target date of November 9, 2015 to file its amended financial statements, along with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015. The Company does not believe the restatements will have any impact on the Company’s ability to complete its previously announced acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”).

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including risks related to the following: risks relating to the ultimate impact and timing of the Company’s restatement of its financial statements; the risk that additional information will come to light during the course of the preparation of restated financial statements that alters the scope or magnitude of the restatement: potential reviews, litigation or other proceedings by governmental authorities, shareholders or other parties; the ultimate timing and outcome of the Company’s proposed acquisition of substantially all of the real estate assets of Pinnacle, including the Company’s and Pinnacle’s ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by the Company in the proposed transaction with Pinnacle; the effects of a transaction between the Company and Pinnacle on each party, including the post-transaction impact on the Company’s financial condition, operating results, strategy and plans; the Company’s ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to the Company; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. The Company undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this 425 Filing may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between the Company and Pinnacle, the Company has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a preliminary joint proxy statement of the Company and Pinnacle that also constitutes a prospectus of the Company. This communication is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You

may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by the Company and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.glpropinc.com or by contacting the Company’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

Certain Information Regarding Participants

The Company and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 10, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

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